SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)Under
the Securities Exchange Act of 1934

(Amendment No. 1)

               Americas Power Partners, Inc.
(Name of Issuer)

               Common Stock
(Title of Class of Securities)

               030 61A 107
(CUSIP Number)

J. Thomas Morris, 2081 East Ocean Blvd., Stuart, FL 34996 (561) 286-7175
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2000
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(The second part of this cover page continues on the following pages.)

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Merrill H. Armstrong
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if disclosure of legal proceeding is required pursuant To Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 775,046 shares 8 Shared Voting Power 1,542,793 9 Sole Dispositive Power 775,046 shares 10 Shared Dispositive Power 1,542,793
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,317,839 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 22.6% (1)
14	Type of Reporting Person (See Instructions) IN

(1)	This percentage is based on 7,943,600 shares of Common Stock outstanding as of January 31, 2000, plus the conversion of the 2,317,839 shares of convertible preferred stock benefically owned by the reporting person (pursuant to Rule 13d-3(d)).

Item 1. Security and Issuer.

      This statement constitutes Amendment No. 1 to the Schedule 13D filed by the reporting person on February 10, 2000. This statement corrects and supersedes the original Schedule 13D and provides information as of January 31, 2000.

      This statement relates to Common Stock of Americas Power Partner, Inc. (the "Issuer"), whose principal executive offices are located at 105 East First, Suite 101, Hinsdale, Illinois 60521.

Item 2. Identity and Background.

      The name of the reporting person is Merrill H. Armstrong. Mr. Armstrong's business address is 2081 East Ocean Boulevard, Stuart, Florida 34996. Mr. Armstrong is the President, Chief Executive Officer, and a director of Armstrong International, Inc., a Michigan corporation ("Armstrong"). During the past five (5) years, Mr. Armstrong has not been convicted in a criminal proceeding and is not and has not been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree, or final order against Mr. Armstrong enjoining future violations of, prohibiting, or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Mr. Armstrong beneficially owns 775,046 shares of the securities described in this statement in connection with his purchase of 775,046 shares of Series A Preferred Stock of the Issuer pursuant to a Series A Preferred Stock Purchase Agreement dated January 31, 2000 (the "Preferred Stock Purchase Agreement"). The Series A Preferred shares were purchased for a total purchase price of $700,000 plus the surrender by Mr. Armstrong of 226,929 shares of the Issuer's Common Stock to the Issuer. Each share of Series A Preferred Stock is convertible into one share of Common Stock of the Issuer, which conversion ratio is subject to change pursuant to certain anti-dilutive rights as set forth in the Issuer's Articles of Incorporation. The funds used for the purchase were from Mr. Armstrong's personal funds.

      In addition, Mr. Armstrong is reporting beneficial ownership of 1,542,793 shares of the securities described in this statement due to his control of a majority of the voting stock of Armstrong. Armstrong purchased 1,542,793 shares of Series A Preferred Stock pursuant to the Preferred Stock Purchase Agreement. Mr. Armstrong declares that the filing of this schedule shall not be construed as an admission that he is, for the purpose of Sections 13(d) and 13(g) of the Act, as amended, the beneficial owner of the securities owned by Armstrong, and he disclaims beneficial ownership of such shares.

Item 4. Purpose of Transaction.

      Mr. Armstrong has purchased the securities for investment purposes. Mr. Armstrong may acquire additional shares of Common Stock of the Issuer or securities convertible into Common Stock of the Issuer, or may dispose of the same, through market transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

      Mr. Armstrong beneficially owns 775,046 shares of the Common Stock of the Issuer pursuant to his ownership of 775,046 shares of Series A Preferred Stock of the Issuer, which are convertible into shares of Common Stock of the Issuer as described in Item 3 above. Mr. Armstrong has sole power to vote and dispose of such stock.

      In addition, Mr. Armstrong is reporting beneficial ownership of 1,542,793 shares of the securities described in this schedule due to his control of a majority of the voting stock of Armstrong. Armstrong owns 1,542,793 shares of Series A Preferred Stock (with the same conversion rights as described above). Mr. Armstrong declares that the filing of this schedule shall not be construed as an admission that he is, for the purpose of Sections 13(d) and 13(g) of the Act, as amended, the beneficial owner of the securities owned by Armstrong, and he disclaims beneficial ownership of such shares.

      Mr. Armstrong's beneficial ownership represents approximately 22.6% of the issued and outstanding shares of the Issuer's Common Stock as of January 31, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None

Item 7. Material to be Filed as Exhibits.

      None

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ Merrill H. Armstrong Merrill H. Armstrong Dated: January 21, 2002

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